05012722

EMI

RECEIVED
2005 NOV 21 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

3rd November, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 31st October 2005, I enclose one copy of each of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd November 2005, advising the expected announcement date of the Company's results for the six months to 30th September 2005.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

dlw 11/22

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/60

Company Announcements Office,
London Stock Exchange.

3rd November, 2005.

EMI GROUP PLC
Results for the Six Months to 30th September 2005 and Interim Dividend

We advise that the results of EMI Group plc for the six months to 30th September 2005, together with a declaration of an interim dividend, are expected to be released on the Regulatory News Service during the morning of Wednesday 16th November 2005.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001